February 10, 2022

Via EDGAR Submission

United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, D.C. 20549

Re:	Jupiter Neurosciences, Inc.
Registration Statement on Form S-1
CIK No. 0001679628
SEC Registration No. 333-260183

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on February 8, 2022, in which we, as the Co-Managing Underwriters, requested the acceleration of the effective date of the above-captioned Registration Statement for February 10, 2022 at 4:30 p.m. Eastern Time, in accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date. We will notify you once we are prepared to request acceleration of the effective date of the above-captioned Registration Statement.

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Very truly yours,

Roth Capital Partners, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	Head of Equity Capital Markets

Dawson James Securities, Inc.

By:	/s/ Robert D. Keyser, Jr.
Name:	Robert D. Keyser, Jr.
Title:	Chief Executive Officer